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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NEW CENTURY FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

6435EV108

(CUSIP Number)

Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

March 23, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 6435EV108			13D/A

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,293,300

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,293,300

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 6435EV108			13D/A

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,355,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,355,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,355,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 6435EV108			13D/A

1.	Name of Reporting Person: DME Advisors, L.P.		I.R.S. Identification Nos. of above persons (entities only): 20-1365209

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 365,200

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 365,200

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 365,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 6435EV108			13D/A

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,013,600

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,013,600

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,013,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.1%

14.	Type of Reporting Person (See Instructions): IN

AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“Greenlight Advisors”), DME Advisors GP, L.L.C., a Delaware limited liability company, which serves as general partner of Greenlight Advisors (collectively with Greenlight Advisors, Greenlight LLC and Greenlight Inc, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight, relating to shares of common stock of New Century Financial Corporation, a Maryland business trust (the “Issuer”). This Amendment modifies the original Schedule 13D filed on December 13, 2002, as amended by Amendment No. 1 filed on March 18, 2003, as further amended by Amendment No. 2 filed on April 12, 2004 (the “Schedule 13D”).

     This Amendment relates to shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”) owned by (1) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (2) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (3) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor, and any managed accounts for which Greenlight Advisors acts as investment manager.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a) This statement is filed by Greenlight and Mr. David Einhorn (the “Reporting Persons”). Mr. Einhorn is the sole Senior Managing Member of Greenlight LLC and DME Advisors GP, L.L.C., the President of Greenlight Advisors, and the President and Director of Greenlight Inc. In addition to Mr. Einhorn, the executive officers of Greenlight Inc and it affiliates are Mr. Daniel Roitman, Chief Operating Officer, and Mr. Harry Brandler, Chief Financial Officer. Mr. Roitman is also a Director of Greenlight Inc.

     (b) The business address of each of Reporting Persons and each of the other executive officers of Greenlight Inc is 140 East 45th Street, Floor 24, New York, NY 10017.

     (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management. The principal occupation of Mr. Roitman is Chief Operating Officer of Greenlight Inc and its affiliates. The principal occupation of Mr. Brandler is Chief Financial Officer of Greenlight Inc and its affiliates.

     (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Greenlight LLC and DME Advisors GP, L.L.C. are each a Delaware limited liability company, Greenlight Inc is a Delaware corporation and Greenlight Advisors is a Delaware limited partnership. Messrs. Einhorn, Roitman and Brandler are United States citizens.

Item 4. Purpose of the Transaction

     The Reporting Persons believe that the Issuer’s multi-year strategy to receive a higher price-earnings multiple by building a portfolio of loans to complement its loan origination business has failed. The Reporting Persons are filing this Amendment because they are dissatisfied with the progress the Issuer has made to enhance shareholder value. Representatives of the Reporting Persons may make proposals to the Issuer’s management and its board of directors, and may engage financial, legal and other advisors, to explore value creating alternatives including changes to the overall strategic direction of the Issuer, corporate structure, capital allocation, capital raising activities, declassification of the board, board and management composition and related topics. The Reporting Persons may also contact other shareholders of the Issuer to discuss any and all of the above.

     The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight’s general investment and trading policies, market conditions, the availability of share of Common Stock or other factors.

Item 5. Interest in Securities of the Issuer

     (a) As of April 27, 2005, Mr. Einhorn beneficially owns 5,013,600 shares of Common Stock, which represents 9.1% of the Issuer’s outstanding shares of Common Stock, Greenlight LLC, Greenlight Inc and Greenlight Advisors direct the voting and disposition of 2,293,300, 2,355,100 and 365,200 shares of Common Stock respectively representing 4.1%, 4.3% and 0.7% respectively. The percentage of beneficial ownership of each of Mr. Einhorn, Greenlight LLC, Greenlight Inc and Greenlight Advisors was calculated by dividing (i) the respective number of shares of Common Stock beneficially owned by each of the Reporting Persons as of the date hereof as set forth above, by (ii) the 55,318,614 shares of Common Stock outstanding as of March 1, 2005, based upon the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2005.

     (b) Mr. Einhorn and Greenlight LLC have the power to vote and dispose of the shares of Common Stock held for the account of each of Greenlight Fund and Greenlight Qualified. Mr. Einhorn and Greenlight Inc have the power to vote and dispose of the shares of Common Stock held for the account of Greenlight Offshore. Mr. Einhorn, through his control of DME Advisors GP, L.L.C., and Greenlight Advisors have the power to vote and dispose of the shares of Common Stock held by any managed accounts advised by Greenlight Advisors.

     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 5,013,600 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed accounts advised by Greenlight Advisors.

     (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Annex A attached hereto and made a part hereof.

     (d) Not Applicable.

     (e) Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated April 28, 2005, among Greenlight LLC, Greenlight Inc, Greenlight Advisors and Mr. Einhorn.

Annex A

Date	Buy/Sell	Quantity	Price
March 15, 2005	Buy	205,000	46.9535
March 16, 2005	Buy	100,000	45.9566
March 18, 2005	Buy	168,000	45.3882
March 22, 2005	Buy	10,000	44.9495
March 23, 2005	Buy	196,600	44.3770
April 15, 2005	Buy	236,000	41.7194
April 18, 2005	Buy	200,000	42.1115
April 19, 2005	Buy	115,000	42.1816
April 20, 2005	Buy	453,000	41.8498

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2005

Greenlight Capital, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

Greenlight Capital, Inc.
By:	/S/ DAVID EINHORN
David Einhorn, President

By:	DME Advisors, L.P.

	By:	DME Advisors GP, L.L.C.

		By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

/S/ DAVID EINHORN David Einhorn